P&O Princess Cruises
Statement on Diamond Princess - fire in shipyard

1 October 2002


The Diamond Princess is currently under construction at the Mitsubishi Heavy Industries shipyard in Nagasaki,
Japan and is scheduled for delivery on May 31, 2003.
The ship is due to commence service on June 19, 2003 and be deployed in Alaska for the 2003 summer season.

We are advised that the ship has suffered a major fire in the shipyard. We understand that there are no casualties and everyone at the yard is accounted for. The extent of the damage is not as yet known, but appears to be significant.

It will take sometime to assess the extent of the damage and any consequent delay to the scheduled delivery.
However, it should be noted that the company has in place contractual arrangements with the yard and insurance policies that it believes, irrespective of the extent of the damage and any consequent delay, will be sufficient to ensure that there will be no significant economic impact on the Group nor any adverse impact on its 2003 earnings.


- Ends -


For further information contact:
P&O Princess Cruises plc
Caroline Keppel-Palmer+44 20 7805 1214
07730 732015

Brunswick

     Sophie Fitton
	+44 20 7404 5959


Websitewww.poprincesscruises.com

P&O Princess
P&O Princess Cruises plc is a leading international cruise company with some of the strongest cruising brand names: Princess Cruises in North America; P&O Cruises, Swan Hellenic and Ocean Village in the UK; AIDA and A'ROSA in Germany; and P&O Cruises in
Australia. It is a leading provider of cruises to Alaska, the Caribbean, Europe, the Panama Canal and other Exotic destinations. The current complement of 19 ships and two river boats offering 31,130 berths is set to grow in the next two years with six new ocean cruise ships and one river boat on order.

P&O Princess Cruises has approximately 20,000 employees worldwide and carried over one million passengers in 2001, generating a revenue of approximately $2.5 billion (approximately GBP1.7 billion). Headquartered in London, P&O Princess Cruises' ordinary shares are quoted on the London Stock Exchange and as ADSs on the New York Stock Exchange (under the symbol "POC").